

November 18, 2009

By U.S. mail and facsimile to (281) 821-2995

Mr. James H. Allen, Jr., Senior Vice-President and Chief Financial Officer
Sterling Construction Company, Inc.
20810 Fernbush Lane
Houston, TX 77073

      RE: Sterling Constuction Company, Inc.
              Form 10-K for the year ended December 31, 2008
              Filed March 16, 2009
              File No. 1-31993

Dear Mr. Allen:

      We have reviewed your response letter dated November 4, 2009 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. We have asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2008

1. Summary of Business and Significant Accounting Policies, page F7

Goodwill and Intangibles, page F10

1. We note your response to comment 4 in our letter dated October 6, 2009. Specifically, we note your explanation as to why it is appropriate to aggregate your local offices, which appear to represent separate components of your operating segment, into one reporting unit for purposes of testing goodwill for impairment in accordance with the guidance in paragraph 30 of SFAS 142 and EITF Topic D-101. In future filings, please include disclosure either in the footnotes to your consolidated financial statements or within the critical accounting policies section of MD&A that summarizes the factors you considered in determining that your reporting units meet the aggregation criteria discussed in EITF Topic D-101, including your conclusion that the reporting units have similar economic characteristics. This information appears useful to your investors as the majority of the goodwill balance relates to your Nevada office and because of the judgment involved in determining aggregation of the reporting units. Please provide us with the disclosure you intend to include in future filings.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Jenn Do at (202) 551-3743, Tracey Houser at (202) 551-3736 or me at (202) 551-3355 if you have questions regarding this comment.

Sincerely,

Terence O'Brien
Branch Chief